UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of June 2021

Commission File Number 001-38716

GAMIDA CELL LTD.

(Translation of registrant’s name into English)

5 Nahum Heftsadie Street

Givaat Shaul, Jerusalem 91340 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Gamida Cell Ltd.

On June 25, 2021, Gamida Cell Ltd. (the “Company”) announced that Dr. Tracey Lodie, the Company’s Chief Scientific Officer, has tendered her resignation, effective on July 9, 2021, to pursue another opportunity at a private cell therapy company outside the area of oncology. Dr. Lodie will remain engaged with Gamida Cell by serving as a scientific advisor and consultant to the Company to see both omidubicel and GDA-201 through key regulatory and development milestones.

This Report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-234701), Registration Statement on Form F-3 (File No. 333-253720) and Registration Statement on Form S-8 (File No. 333-238115) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMIDA CELL LTD.
June 25, 2021	By:	/s/ Shai Lankry
Shai Lankry

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